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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.            )

NMBT Corporation
(Name of Issuer)

Common - Class A
(Title of Class of Securities)

629189101
(CUSIP Number)

12/31/98
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

		Rule 13d-1(b)		[x ]

		Rule 13d-1(cc)		[  ]

		Rule 12d-1(d)		[  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the
disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 629189101

1. Name of Reporting Person:		Daruma Asset Management, Inc.

Social Security No. or I.R.S. Identification Nos. of above persons
 (entities only):	 13-3831899

2. Check the Appropriate Box if a Member of a Group (See Instructions) not applicable
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization	New York


Number of 		5. Sole Voting Power		See Item 4 & Exhibit A
Shares Bene-		6. Shared Voting Power		See Item 4 & Exhibit A
Ficially by		7. Sole Dispositive Power	 	See Item 4 & Exhibit A
Owned by Each		8. Shared Dispositive Power       See Item 4 & Exhibit A
Reporting
Person With:

9.  Aggregate Amount Beneficially Owned by Each Reporting Person		198,760
 (See Item 4 & Exhibit A)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[  ]

11. Percent of Class Represented by Amount in Row (9) 			6.60% (See Item 4
 & Exhibit A)

12. Type of Reporting Person (See Instructions)		IA

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1.	Name of Reporting Person:		Mariko O. Gordon

Social Security No. or I.R.S. Identification Nos. of above persons
 (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	not
 applicable
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of 		5. Sole Voting Power		See Item 4 & Exhibit A
Shares Bene-		6. Shared Voting Power		See Item 4 & Exhibit A
Ficially by		7. Sole Dispositive Power	 	See Item 4 & Exhibit A
Owned by Each		8. Shared Dispositive Power     See Item 4 & Exhibit A
Reporting
Person With:

9.  Aggregate Amount Beneficially Owned by Each Reporting Person	198,760
 (See Item 4 & Exhibit A)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[  ]

11. Percent of Class Represented by Amount in Row (9) 			6.60% (See Item 4 &
 Exhibit A)

12. Type of Reporting Person (See Instructions)		HC

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Item 1
 (a)	Name of Issuer

		NMBT Corporation

 (b)	Address of Issuer's Executive Offices:

		NMBT Corporation
			55 Main Street
			New Milford, CT 06776-2400

Item 2

(a)	Name of Person Filing

	(i)	Daruma Asset Management, Inc.
(ii) Mariko O. Gordon

(b)	Address of Principal Office

	(i) & (ii):	60 East 42nd Street, Suite 1112
		New York, NY 10165

 (c)	Citizenship:	(i) New York	(ii) U.S.A.

 (d)	Title of Class of Securities:	Common Stock, Class A

 (e)	CUSIP Number:		(i)	629189101
(ii) not applicable

Item 3. If this Statement is filed pursuant to ?240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an:

	(i) Daruma Asset Management, Inc.:
(d) An Investment Adviser in accordance with ?240.13d-1(b)(1)(ii)(E)
	(ii) Mariko O. Gordon
		(g) A control person in accordance with ?240.13d-1(ii)(G)

Item 4: Ownership:

	The securities covered by this statement are beneficially owned by one or more investment advisory clients
whose accounts are managed by Daruma Asset Management, Inc. ("Daruma").  The investment advisory contracts
relating to such accounts grant to Daruma sole investment and/or voting power over the securities owned by such
accounts.  Therefore Daruma may be deemed to be the beneficial owner of the securities covered by this statement
for purposes of Rule 13d-3 ("Rule 13d-3") under the Securities Act of 1934
 (the "1934 Act").
	Mariko O. Gordon (the "Principal Shareholder") owns in excess of 50% of the outstanding voting stock and
is the president of Daruma.  The Principal Shareholder may be deemed to be the beneficial owner of securities held
by persons and entities advised by Daruma for purposes of Rule 13d-3.
	Daruma and the Principal Shareholder each disclaims beneficial ownership in any of the securities covered by this statement.  Daruma and the Principal
Shareholder are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by Daruma.

(a) Amount beneficially owned:	198,760 (See Item 4 & Exhibit A)

(b) Percent of Class:		6.60% (See Item 4 & Exhibit A)



(c) Powers					Number of Shares

(i)Sole power to vote or to direct the vote			97,860 (See Item 4 & Exhibit A)
(ii)Shared power to vote or to direct the vote			0
(iii)Sole power to dispose or to direct disposition		198,760 (See Item 4 &
 Exhibit A)
(iv)Shared power to dispose or to direct disposition		0

Item 5. Ownership of 5% or less of a class

	Not applicable

Item 6. Ownership of more than 5% on behalf of Another Person:

Investment advisory clients of Daruma Asset Management, Inc. have the right to receive dividends from as well as the proceeds from the sale of securities covered by this statement.

Item 7.	Identification and Classification of the Subsidiary which acquired the
 Security being 	reported on by the ultimate parent company.

	Not applicable

Item 8.	Identification and Classification of Members of the Group.

	Not applicable

Item 9.	Notice of Dissolution of Group

	Not applicable
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Item 10.	Certification

By signing below, we certify to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. This report shall not be construed as an admission by the persons filing the report that they are beneficial owners of any of the securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 1999

DARUMA ASSET MANAGEMENT, INC.

	/s/ Mary B. O'Byrne
By:	Mary B. O'Byrne
	Vice President


	Mariko O. Gordon
By:	/s/ Mary B. O'Byrne
	Attorney-in-fact for
	Mariko O. Gordon pursuant to
	Power of Attorney filed as Exhibit C to this Schedule G



EXHIBIT A

Daruma Asset Management, Inc. ("Daruma") presently holds 198,760 shares of NMBT Corporation's (the "Issuer") common stock, Class A.

In addition, Daruma has sole investment discretion over 198,760 shares and sole voting discretion over 97,860 shares, which are held for the benefit of its clients by its separate managed investment advisory accounts.

The shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Daruma is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of
 1934, the beneficial owner of these shares.

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EXHIBIT B
Joint Filing Agreement
In accordance with Rule 13d-1(f)(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the foregoing statement on Schedule 13G and to all amendments thereto and that such statement and each amendment to such statement is made on behalf of each of them.

	IN WITNESS WHEREOF, the undersigned hereby agree to execute this Agreement on
 January 25, 1999.

DARUMA ASSET MANAGEMENT, INC.



By:	/s/ Mary B. O'Byrne
	MARY B. O'BYRNE, Vice President


	/s/ Mariko O. Gordon
	MARIKO O. GORDON, President

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EXHIBIT C
Power of Attorney

Mariko O. Gordon hereby appoints Mary B. O'Byrne her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in her individual capacity as a result of her position as an officer, director or shareholder of Daruma Asset Management, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which she might or could do in person, hereby ratifies and confirms all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.




/s/ Mariko O. Gordon
MARIKO O. GORDON

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